CITIGROUP DIVERSIFIED FUTURES FUND L.P.
                                   Supplement
                           dated March 27, 2007 to the
                       Prospectus and Disclosure Document
              dated May 1, 2006 (as supplemented January 31, 2007)

This Supplement amends and updates the Prospectus and Disclosure Document dated May 1, 2006 (as supplemented January 31, 2007), of Citigroup Diversified Futures Fund L.P. and should be read in conjunction therewith.

     As of March 22, 2007, the following changes in the principals of the general partner became effective:

     Mr. David J. Vogel resigned as President.

     Mr. Jerry Pascucci was appointed President.

     Mr. Daniel R. McAuliffe, Jr. resigned as a director.

     Mr. Daryl Dewbrey was appointed a director of the general partner.

     Mr. Raymond Nolte was appointed a director of the general partner.

                          THE GENERAL PARTNER (page 26)

Principals (page 27)

Mr. Dewbrey, age 36, is a Director of Citigroup Alternative Investments and was appointed Director of the general partner in March 2007. Mr. Dewbrey has worked with the General Partner in varying capacities since April 2001, and, since May 2005, Mr. Dewbrey has been head of managed futures product development. He has been responsible for marketing and client services for CAI's Hedge Fund Management Group since February 2007. From October 1997 to September 2000, Mr. Dewbrey was head of Citigroup Global Markets' managed futures trading desk. From September 2000 to April 2001, Mr. Dewbrey was selected for the Salomon Smith Barney Sales and Trading Training Program. Mr. Dewbrey began his career in the futures markets on the floor of the Chicago Board of Trade with Rosenthal Collins Group in 1990. Mr. Dewbrey is a member of the Managed Funds Association and the Futures Industry Association.

Mr. Nolte, age 45, is the Chief Executive Officer and the Chairman of the Investment Committee of CAI's Hedge Fund Management Group. He was appointed a Director of the general partner in March 2007. Prior to joining Citigroup Alternative Investments in September 2005, Mr. Nolte worked at Deutsche Bank and its affiliate Deutsche Asset Management (from 1999 to September 2005). Prior to that, Mr. Nolte worked for Bankers Trust from 1983 until the firm was acquired by Deutsche Bank in 1999. During his employment at Deutsche Asset Management, Mr. Nolte served as the Global Head and Chief Investment Officer of the DB Absolute Return Strategies (ARS) Fund of Funds business, the Chairman of the DB ARS Fund of Funds Investment Committee, the Vice Chairman of DB ARS and Head of the Single Manager Hedge Fund business. Mr. Nolte was the founder and head of the Investment Committee for the Topiary Fund, Deutsche Bank's first fund of hedge funds. The DB ARS Fund of Hedge Funds platform grew to $7 billion in assets under management during Mr. Nolte's tenure. That business was comprised of several multi-manager, multi-strategy funds as well as single strategy funds and separate accounts.